FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated May 16, 2013

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRF S.A.

A Publicly Traded Company

CNPJ n° 01.838.723/0001-27

Announcement to the market

BRF S.A. (“BRF”) announces that today it priced international offerings of (i) 10 (ten) year bonds in the aggregate amount of U.S.$500 million (the “USD Bonds”) and (ii) 5 (five) year bonds in the aggregate amount of R$500 million (the “BRL Bonds” and, together with the USD Bonds, the “Bonds”) (collectively, the “Offerings”).

The USD Bonds, which will mature on May 22, 2023, will be issued with a coupon of 3.95% per year (yield to maturity 4.135%), payable semi-annually beginning on November 22, 2013.

The BRL Bonds, which will mature on May 22, 2018, will be issued with a coupon of 7.75% per year (yield to maturity 7.75%), payable semi-annually beginning on November 22, 2013.

The Bonds will be senior unsecured obligations of BRF and rank pari passu with other senior unsecured indebtedness of BRF.

BRF intends to use the proceeds of the Offerings to extend its debt maturity profile by refinancing short- and medium-term maturity indebtedness and for general corporate purposes.

The Bonds have not been and will not be registered under the U.S. Securities Act of 1933, as amended, or the “Securities Act,” and may not be offered or sold in the United States of America absent registration or an applicable exemption from registration requirements. The Bonds are being sold exclusively to qualified institutional investors, as defined under Rule 144A of the Securities Act, and to non-U.S. persons pursuant to Regulation S under the Securities Act. The Bonds have not been, and will not be, registered with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM).  The Bonds may not be offered or sold in Brazil, except in circumstances that do not constitute a public offering or unauthorized distribution under Brazilian laws and regulations.  The Bonds are not being offered into Brazil. BRF intends to apply for listing of the Bonds on the Luxembourg Stock Exchange for trading on the Euro MTF Market, subject to approval by the same.

2

This announcement does not constitute an Offering to sell Bonds nor a request for Offerings to purchase the Bonds, nor shall any offer or sale of these Bonds take place in any state or jurisdiction in which such Offering is prohibited, under the securities laws of that state or jurisdiction.

São Paulo, May 15, 2013

Leopoldo Viriato Saboya
Chief Financial and Investor Relations Officer
BRF S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   May 16, 2013

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director